                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2007

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)

                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL
REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN
THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE
COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE
REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- ____________

                              TAT Technologies Ltd.

6-K Items

1.   Immediate report filed by TAT Technologies Ltd. with the Israeli Securities
     Authority and the Tel Aviv Stock Exchange on December 11, 2007.

                                                                          ITEM 1

December 11, 2007

To: Israeli Securities Authority                     To: Tel Aviv Stock Exchange

 RE.: IMMEDIATE REPORT ANNOUNCING THE RESULTS OF THE ANNUAL GENERAL MEETING OF
                                  SHAREHOLDERS

Notice is hereby given that in the Annual General Meeting of shareholders of TAT
Technologies Ltd. (the "Company") held at the Company's Offices at Re'em
Industrial Park, Neta Boulevard, Bnei Ayish, Gedera, Israel on Monday, December
10, 2007 at 10:00am local time, the following resolutions were adopted:

1.   To elect the following as directors of the company: Messrs. Shlomo
     Ostersetzer, Dov Zeelim, Dr. Meir Dvir, Yaacov Fish, Ishay Davidi, Gillon
     Beck, Yechiel Gutman and Ms. Yael Rosenberg.

2.   To extend the term of service of our outside director Mr. Michale Shevi for an additional three-year term.

     Number of shares voted on the matter - 4,475,854.

     Number of shares voted in favor of the resolution - 4,468,537.

     Number of shares voted against the resolution - 7,317.

     Percentage of shares voted against the resolution, of the shares voted on this matter: 0.16%

     Percentage of shares voted in favor of the resolution, of the non-controlling shareholders: 97.5%

     Percentage of shares voted against the resolution, who are non-controlling shareholders, of the Company's voting rights: 0.11%

3.   To extend the term of service of our outside director Mr. Rami Daniel for an additional three-year term.

     Number of shares voted on the matter - 4,475,854.

     Number of shares voted in favor of the resolution - 4,468,832.

     Number of shares voted against the resolution - 6,972.

     Percentage of shares voted against the resolution, of the shares voted on this matter: 0.15%

     Percentage of shares voted in favor of the resolution, of the non-controlling shareholders: 97.7%

     Percentage of shares voted against the resolution, who are non-controlling shareholders, of the Company's voting rights: 0.10%

4.   Approval of the grant of stock options exercisable into shares of our subsidiary, Limco Piedmont Inc., to Mr. Dov Zeelim, vice chairman of our
     Board of Directors, our president and a controlling shareholder and to Mr.
     Gillon Beck, a director of our Company, in consideration for their efforts and contribution to our subsidiary.

     Number of shares voted on the matter - 4,549,185.

     Number of shares voted in favor of the resolution - 4,366,115.

     Number of shares voted against the resolution - 183,070.

     Percentage of shares voted against the resolution, of the shares voted on this matter: 4%

     Percentage of shares voted in favor of the resolution, of the non-interested shareholders: 51%

     Percentage of shares voted against the resolution, who are on-interested shareholders, of the Company's voting rights: 2.8%

5.   Approval of the execution of indemnification agreements between Limco
     Piedmont and Messrs. Zeelim and Beck.

     Number of shares voted on the matter - 4,544,035.

     Number of shares voted in favor of the resolution - 4,375,475.

     Number of shares voted against the resolution - 168,560.

     Percentage of shares voted against the resolution, of the shares voted on this matter: 3.7%

     Percentage of shares voted in favor of the resolution, of the non-interested shareholders: 54.2%

     Percentage of shares voted against the resolution, who are on-interested shareholders, of the Company's voting rights: 2.6%

     6. Approval of the grant of a bonus to Mr. Eran Frenkel, the Company's Vice
     President of Business Development and the son in law of a controlling shareholder.

     Number of shares voted on the matter - 4,547,219.

     Number of shares voted in favor of the resolution - 4,448,363.

     Number of shares voted against the resolution - 98,856.

     Percentage of shares voted against the resolution, of the shares voted on this matter: 2.17%

     Percentage of shares voted in favor of the resolution, of the non-interested shareholders: 73.4%

     Percentage of shares voted against the resolution, who are on-interested shareholders, of the Company's voting rights: 1.5%

7.   To reappointment Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker
     Tilly International, as the company's independent registered public accountants, and to authorize the Company's Board of Directors to determine their remuneration.

TAT Technologies Ltd.

   TAT Technologies Ltd. Park Re'em Ind. Zone, P.O.Box 80, Gedera 70750 Israel
                    Phone: 972-8-8595411 o Fax: 972-8-8592831
             e-mail: TAT@TAT.CO.IL o website: // http www.tat.co.il

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    TAT TECHNOLOGIES LTD.
                                                    (Registrant)

                                                    By: /s/ Israel Ofen
                                                    -------------------
                                                    Israel Ofen
                                                    Executive Vice President and
                                                    Chief Financial Officer

Date: December 14, 2007